Mail Stop 6010

	November 17, 2006


Harold Blomquist
Chief Executive Officer and President
Simtek Corporation
4250 Buckingham Drive #100
Colorado Springs, CO 80907

Re:	Simtek Corporation
	Registration Statement on Form S-1 and
	Documents Incorporated by Reference Therein and
      Correspondence Filed November 13, 2006
	File No. 333-138097

Dear Mr. Blomquist:

	This is to advise you that we are monitoring the above-captioned registration statement only for resolution of the following comments that we have on the filings that have been incorporated by reference into your registration statement. No further review of the above registration statement has been or will be made.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Balance Sheets, page 49

1. We note your response to prior comment 1. Please note that the provisions of EITF 05-04 apply only to freestanding financial instruments subject to the EITF 00-19. Please tell us why you believe shares of your common stock fall within the scope of EITF 00-
19. Otherwise, amend the Form 10-K to classify the common stock within permanent equity.

Note 9.  Acquisition of Certain Assets from ZMD, page 68

2. We note your response to prior comment 4. We continue to believe that your disclosure that the value assigned to the non-competition agreement was based on an independent valuation performed by a third party appears to indicate that your financial statements are based in part on values determined by this expert appraiser. Please revise the Registration Statement on Form S-1 to include a consent from the third party valuation firm. Refer to Item 601(B)(23) of Regulation
S-K.

Form 8-K dated July 28, 2006

3. We note your response to prior comment 6. Item 4.02 of Form 8-K requires a registrant to file an Item 4.02 Form 8-K when its board of directors concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements as addressed in APB 20. In light of the fact that the restatement was filed to correct an error with respect to your revenue recognition on the Cypress agreement, it is not clear why you concluded that you were not required to file an Item 4.02 Form 8-K. Please tell us in further detail why you do not believe that you were required to file an Item 4.02 Form 8-K for this matter. In your response, explain to us why you believe the nature of the restatement (i.e., a correction of an error to increase revenues) impacts the determination of whether you are required to file an Item 4.02 Form 8-K.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your responses and any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and any amendments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Vaughn at (202) 551-3643 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director

cc (via fax):	Hendrik F. Jordaan, Esq.
		Garth B. Jensen, Esq.
Harold Blomquist
Simtek Corporation
November 17, 2006
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